Bridgewater Place • Post Office Box 352

Grand Rapids, Michigan 49501-0352

Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

MICHAEL G. WOOLDRIDGE	DIRECT DIAL 616/336-6903
E-MAIL mgwooldridge@varnumlaw.com

November 22, 2010

Filed Via Edgar

Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4631

Re:      Universal Forest Products, Inc.

            Form 10-K for the fiscal year ended December 26, 2009

            Filed February 23, 2010

            Definitive Proxy Statement on Schedule 14A filed March 4, 2010

            Forms 10-Q for the Period Ended September 25, 2010

            File No. 000-22684

Dear Ms. Long:

On behalf of Universal Forest Products, Inc., a Michigan corporation ("UFP" or the "Company"), we are responding to the most recent comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter, dated November 17, 2010, with respect to the above-referenced filings.  The comments from your letter are set forth in bold font below and are followed by the Company's responses, respectively.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Compensation Program Components, page 13

Base Salaries, page 13

1.         We note from your response to comment nine in our letter dated October 8, 2010.  Please clarify for us how Mr. Webster's January 1, 2010 increase was attributable to his promotion to president on

Grand Haven • Grand Rapids • Kalamazoo • Lansing • Milwaukee • Novi

Ms. Pamela Long

November 22, 2010

            January 1, 2009.  In this regard, we note again that you increased Mr. Webster's salary in 2009 in connection with the promotion.  Your response suggests to us that in connection with the January 1, 2010 increase you performed a market check to determine the competitiveness of Mr. Webster's salary and, having determined that his salary "was well below the range of peer group compensation levels," you increased his salary. If this interpretation is accurate, it would suggest that the January 1, 2010 increase was more immediately attributable to the market check than to Mr. Webster's promotion to president on January 1, 2009.

            As disclosed in the Company's 2009 Proxy Statement, Mr. Webster's base salary was increased by approximately 24.5% as a result of his promotion to President of the Company in January of 2009.  As disclosed further in the Company's 2010 Proxy Statement, the subsequent 10.1% increase in his base salary in 2010 was "attributable to his promotion to President . . . on January 1, 2009."  The Company acknowledges the apparent confusion arising from the fact that both increases were attributable to the same event.  Nonetheless, that was the case.

The Company has confirmed that as of the date of Mr. Webster's initial promotion to President in January 2009, the Committee did not have a predetermined schedule for subsequent increases in his base salary, nor did it contemplate any increases subsequent to the initial adjustment that was made in 2009.  The Committee did recognize, as of the time of his initial appointment to President, that his salary was at a level well below the range of peer group compensation of base salaries.  The increase of 10.1%, which occurred a year subsequent to his promotion to President, was still primarily attributable to that promotion, combined with the Committee's subjective assessment that Mr. Webster had performed well in his new role as President.  In future filings, the Company will disclose the basis for any future increases in Mr. Webster's salary that are beyond the list of factors described in the "Base Salaries" section of its Compensation Discussion and Analysis.

Annual Incentive Compensation, page 14

2.         We note your response to comment 10 in our letter dated October 8, 2010. With a view toward disclosure in future filings, please address the following with respect to your annual incentive compensation plan:

•         Please disclose the range of amounts, expressed as percentages of pre-bonus operating profit, that you could have contributed to your corporate Business Unit bonus pool.

•         Please disclose the actual fixed percentage of your pre-bonus operating profit that was allocated to your corporate Business Unit bonus pool, and explain how this number was calculated based on your pre-bonus Return on Investment (ROI).

Ms. Pamela Long

November 22, 2010

•         Please disclose the actual amount of your pre-bonus ROI.

•         Please show us a revised version of your table on page 15, which should disclose each named executive officers' targeted and actual percentage allocation of his respective bonus pool.  Based on your response, a majority of your named executive officers appears to have received an allocation from the corporate Business Unit bonus pool rather than from an amount composed of all of the company bonus pools.

In future filings, the Company will separately disclose and discuss the manner in which the Company's Corporate Business Unit bonus pool operates as part of the Company's Performance Bonus Plan.  That disclosure will be in accordance with the following, which assumes, for purposes of this example disclosure, 2009 compensation:

The Company's Performance Bonus Plan provides for the contribution of a fixed percentage of the Company's pre-bonus operating profit to each of a number of bonus pools, based upon the pre-bonus Return on Investment (ROI) of each plant, region and division (each of which are referred to as a "Business Unit") as well as a separate corporate Business Unit bonus pool.  Combined, these bonus pools comprise the Company's aggregate bonus awards.  ROI is determined based upon the Business Unit's pre-bonus operating profit less income taxes, divided by the average monthly investment of the Business Unit.  Average investment is defined as the fiscal monthly average of inventory, plus accounts receivable, plus net property, plant and equipment, plus intangibles, less accounts payable.

The Corporate Business Unit Bonus Pool.  Substantially all of the Company's Named Executives participate in the Corporate Business Unit bonus pool.  At the beginning of each year, each participant in that pool is allocated a fixed percentage of the pool, if any, that is paid as a performance bonus.  The amount of the contribution to that pool is based upon the Company's aggregate ROI performance.  Within a range of ROI performance results in increments of .5% to 1% of ROI, up to a maximum of ROI of 25.5%, the Company contributes a percentage of pre-bonus operating profit, from a minimum of 3.50% of pre-bonus operating profit (for the lowest ROI level of achievement) to a maximum of 8.79%, to the Corporate Business Unit bonus pool.  In general, for every hundred basis point improvement in ROI, the Company contributes an approximate, additional 26 basis points of pre-bonus operating profit to the Corporate Business Unit bonus pool.

For 2009, the Company achieved an overall ROI of 6.1% which resulted in a contribution of 4.87% of pre-bonus operating profit (or $3,358,000) to the Corporate Business Unit bonus pool.  The following table discloses and explains the determination of bonuses earned by the Named Executives under the Company's Performance Bonus Plan [for 2009 results].

Ms. Pamela Long

November 22, 2010

Named Executive	ROI	Percent of Pre-Bonus Operating Profit Contributed to the Corporate Business Unit Bonus Pool	Allocation of Participation in the Corporate Business Unit Bonus Pool (%)	Performance Bonus ($)
Michael B. Glenn	6.1%	4.87%	20%	$670,523
Michael R. Cole	6.1%	4.87%	5%	203,257
William G. Currie	6.1%	4.87%	9.2% (1)	304,885
Patrick M. Webster	6.1%	4.87%	14%	474,266
Richard C. Frazier	(2)	(2)	(2)	320,000
Matthew J. Missad	6.1%	4.87%	6%	215,544

(1)   Mr. Currie retired from the Company on July 21, 2009.  He was eligible for 2009 incentive compensation only for the portion of the year in which he was an employee.

(2)   For 2009, Mr. Frazier did not participate in the Corporate Business Unit bonus pool.  Rather, the incentive compensation for Mr. Frazier is based upon the ROI of his Business Unit.

Long-Term Stock Incentive Plans, page 16

3.         We note your response to comment 11 in our letter dated October 8, 2010.  With a view toward disclosure in future filings, please clarify what you mean by your statement that "[t]he relative amount of shares subject to each award is based upon each executive's job classification."

To clarify the prior response, the Company's CEO recommends to the Compensation Committee, for its approval, the amount of shares that are subject to each conditional stock award, based upon his subjective assessment as to the appropriate number of shares to be granted to employees.  The awards ranged from a high of 2,000 shares, granted to the Company's CEO and Chairman, to a low of 1,000, shares granted to certain of the other Named Executives.  The relative amount of shares subject to each award is based upon the employee's role in the Company, whereby more senior level executives receive a larger grant than subordinate levels.  In future filings, we will include this explanation.

Form 10-Q for the Quarterly Period Ended September 25, 2010

Exhibits 31.1(a) and (b)

4.         We note your response to comment 12 in our letter dated October 8, 2010, and reissue this comment.  As previously requested, with your future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K without the word "quarterly" in paragraph 2.

Ms. Pamela Long

November 22, 2010

            In future filings, the referenced certifications will be filed exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

In responding to our comments, please provide a written statement from the company acknowledging that:

•         the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attached to this letter is the Company's acknowledgment to the above statements.

* * * * *

            We hope that we have sufficiently responded to your comments.  If you have additional questions or comments, please contact me directly.

Very truly yours,

VARNUM LLP

/s/ Michael G. Wooldridge

Michael G. Wooldridge, Partner

cc:        Mr. Matthew Missad

Ms. Pamela Long

November 22, 2010

ACKNOWLEDGMENT

We acknowledge the following:

•         The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•         SEC Staff comments or changes to disclosure in response to SEC Staff comments in the Company's filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the Company's filings; and

•         The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

/s/ Michael Cole

Michael Cole, Chief Financial Officer,

Universal Forest Products, Inc.